SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”) dated November 14, 2013 regarding a relevant matter.

FREE TRANSLATION

Buenos Aires, November 14, 2013

Mr. Chairman of the
Comisión Nacional de Valores
Lic. Alejandro Vanoli

Dear Sir,

RE.:	Relevant matter - Copies of the letters received from Telecom Italia S.p.A and Telecom Italia International N.V.

I am writing to you as Responsible of Market Relations of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that pursuant to the mandate of its Board of Directors, Telecom Italia SpA and Telecom Italia International N.V. (the “Sellers”), as well as Tierra Argentea S.A. (“Tierra Argentea”), a company controlled by Telecom Italia SpA and Telecom Italia International N.V., have accepted during the night the offer of Fintech Group (“Fintech”) for the acquisition of the entire controlling interest of Telecom Italia Group in Telecom Argentina, held by the Sellers, through its subsidiaries Sofora Telecomunicaciones S.A. (“Sofora”), Nortel Inversora S.A. (“Nortel”) and Tierra Argentea, for an aggregate consideration of USD 960 million.

Of this amount, USD 859.5 million will be paid as consideration for the sale of:

- USD 750.8 million for the 68% of the outstanding and voting shares in Sofora (“the Shares of Sofora”) held by the Sellers;

- USD 61.2 million for 15,533,834 Class B shares of Telecom Argentina (the “Shares of Telecom Argentina”) representing 1.58% of the outstanding shares, held by Tierra Argentea; and

- USD 47.5 million for 2,351,752 American Depositary Shares of Nortel (the “ADRs of Nortel”), representing 117,588 Preferred B shares of Nortel, equal to 8% of the Preferred B shares, held by Tierra Argentea.

The remaining USD 100.5 million will be paid pursuant to additional agreements related to the transaction, including an agreement to continue providing the Telecom Argentina Group companies technical support and other services for up to three years, the waiver of certain rights under, as well as amendments to, the current shareholders’ agreement relating to Telecom Argentina with the Werthein Group (who will retain 32% of the voting shares of Sofora), and the commitment of Fintech to pay the amounts already reserved for dividends by the Telecom Argentina Group, if such dividends are not declared and paid by the Telecom Argentina Group prior to closing.

Telecom Italia Group has received certain guarantees of performance under the agreements, including the pledge by Fintech of American Depository Shares representing Preferred B shares of

Nortel, in a number equivalent to an initial average market value of USD 100 million.

The sale of the Class B shares of Telecom Argentina and the Nortel American Depository Shares held by Tierra Argentea is expected to occur before year end, whilst the sale of the Shares of Sofora is conditional upon obtaining certain required regulatory approvals.

Additionally, Fintech has represented its intention to launch, to the extent required by applicable law and just prior to the closing of the sale of the Shares of Sofora, a tender offer for the publicly traded shares of Nortel and Telecom Argentina that it will not acquire as described above.

Fintech has expressed the intention to ensure the fulfillment of the investment plans of the Telecom Argentina Group focused on the development of its telecommunications infrastructure and the improvement of the quality of services.  Telecom Italia has agreed, in connection with the sale, to provide continuing support to Telecom Argentina, including its know-how in the innovation and technological arena.

Sincerely,

Telecom Argentina S.A.

/s/ Pedro Insussarry
Reponsible for Market Relations

FOR IMMEDIATE RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 14, 2013	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman